April 28, 2014

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:  Daniel Greenspan

Re:          KaloBios Pharmaceuticals, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed on April 18, 2014

File No. 001-35798

Dear Mr. Greenspan:

On behalf of KaloBios Pharmaceuticals, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated April 25, 2014 relating to the Company’s Preliminary Proxy Statement on Schedule 14A, filed with the Commission on April 18, 2014.

In this letter, we have recited the written comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

1.                                      We note your statement in Proposal 2, “There are currently no arrangements, agreements or understandings for the issuance of the additional shares of authorized common stock except for issuances in the ordinary course of business.” Please delete the portion of your disclosure which states, “except for issuances in the ordinary course of business” and revise your disclosure to describe any specific plans or intentions for material issuances of any of the newly authorized shares of common stock. If you have no such plans, please revise your disclosure to so state.

In response to the Staff’s comment, the Company advises the Staff that it will revise the disclosure in Proposal 2 to read as follows:

“There are currently no specific plans, arrangements, agreements or understandings for the issuance of the additional shares of authorized common stock.”

As discussed with you, and with your permission, the Company intends to include the revised disclosure in its definitive proxy statement to be filed with the Commission on or about Tuesday, April 29, 2014.

The Company hereby acknowledges that:

(i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

Please contact me or, in my absence, Richard C. Blake or Brian N. Savage, at (650) 321-2400, if you have any questions about this submission.

Sincerely yours,

/s/ Bennett L. Yee
Bennett L. Yee
Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

cc:                                Herb Cross

Don Joseph, Esq.

KaloBios Pharmaceuticals, Inc.

Richard C. Blake, Esq.

Brian N. Savage, Esq.

Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP